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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)




                         Austin Funding.com Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   05222N 10 0
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                                 (CUSIP Number)


                               Mr. Jack A. Selman
                              Selman & Munson, P.C.
                    111 Congress Avenue, Austin, Texas 78701
                                 (512) 505-5955
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                               September 21, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No.  05222N 10 0

1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only): Glenn G. Farley        .
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
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     (b)
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3)   SEC Use Only
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4)   Source of Funds (See Instructions) PF
                                        ----------------------------------------

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
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6)   Citizenship or Place of Organization United States
                                          --------------------------------------

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Number of         7)       Sole Voting Power   3,396,936
Shares                                         ---------------------------------
Beneficially      8)       Shared Voting Power
Owned                                         ----------------------------------
by Each           9)       Sole Dispositive Power      3,396,936
Reporting                                        -------------------------------
Person            10)      Shared Dispositive Power
With                                               -----------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person 3,396,936
                                                                  --------------

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares(See
     Instructions)
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13)  Percent of Class Represented by Amount in Row (11)   15.9%
                                                       -------------------------

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14) Type of Reporting Person (See Instructions) IN
                                               ---------------------------------

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                                  SCHEDULE 13D


Item 1.  Security and Issuer:

         This statement relates to shares of Common Stock, $0.01 par value, issued by Austin Funding.com Corporation ("AFC"), a Nevada corporation, whose principal executive offices are at 823 Congress Avenue, Suite 515, Austin, Texas 78701.

Item 2.  Identity and Background:

         This statement is filed by Glenn G. Farley (the "Reporting Person"), who also serves as a director of AFC. Mr. Farley currently manages his personal investments and is an independent consultant for various businesses on financial matters. The business address of the Reporting Person is 709 East Calton Road, Suite 101, Laredo, Texas 78041. During the last five years, the Reporting Person has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining violations or prohibiting or mandating action with respect to any federal or state securities laws, or containing any finding of any violation of any such laws. The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds for Other Consideration:

         In April 1999, Mr. Farley and his brother Bradley J. Farley purchased 500 shares of Class B Preferred Stock in AFC's predecessor Company in exchange for a $500,000 certificate of deposit and the assignment of a $500,000 note receivable. The source of the certificate of deposit and note receivable was from the Farley's personal funds. In May 1999, AFC's predecessor company was reorganized into a holding company form of ownership under which the Farley's shares of Class B Preferred Stock were exchanged for 6,783,872 of the Company's Common Stock. Presently, Mr. Farley and his brother, Bradley J. Farley each hold 3,391,936 shares of the Company's Common Stock individually. Mr. Farley also owns options to acquire an additional 5,000 shares of the Company's Common Stock.

Item 4.  Purpose of Transaction:

         All of the shares purchased or acquired by Mr. Farley were acquired for investment. Mr. Farley may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of AFC for investment or dispose of shares of AFC. As a member of the Board, Mr. Farley regularly explores potential actions and transactions which may be advantageous to AFC, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of AFC.


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         Except as noted above, Mr. Farley has no plans or proposals that relate to or would result in:

          (a) the acquisition by any person of additional securities of AFC, or the disposition of securities by AFC;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AFC or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of AFC or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of AFC, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of AFC;

          (f) any other material change in AFC's business or corporate structure;

          (g) changes in AFC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AFC by any person;

          (h) causing a class of securities of AFC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of AFC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock of AFC beneficially owned by Mr. Farley is 3,396,936, which constitutes thirty-one and eight-tenths percent (15.9%) of the total outstanding shares of Common Stock.

          (b) Each party named in subparagraph (a) above has the sole power to vote or direct to vote and to dispose or direct the disposition of, all the shares shown as being owned by such party above.

          (c) Apart from the transaction described in Item 3 above, Mr. Farley has not had any transactions in shares of Common Stock of AFC in the last sixty
(60) days.

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          (d)  No other person is known to have any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities described herein other than the party owning such securities as described herein.

          (e) The Reporting Person has not ceased to be beneficial owner of more than five percent (5%) of the outstanding shares of the Common Stock of AFC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         At the present time, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any of the securities of AFC, including transfer or voting of any of the securities of AFC, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contract, arrangements, understandings or relationships have been entered into.

Item 7.  Material To Be Filed as Exhibits:

         There are no written agreements or proposals relating to any acquisition of AFC's control, liquidation, sale of assets or other matters discussed in Item 4 above, nor relating to the transfer or voting of securities, finders fees, joint ventures, options or loan agreements or other matters as described in Item 6 above. There are no written agreements concerning the borrowing of funds as described in Item 3 above.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 31, 1999.


                                 /s/ GLENN G. FARLEY
                                 ------------------------------------
                                 Glenn G. Farley

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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